September 29, 2010

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:           Columbia Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q/A for the Quarterly Period Ended March 31, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Current Report on Form 8-K, filed May 18, 2010
File No. 001-10352

Dear Mr. Rosenberg:

This replies to the letter dated September 15, 2010 (the “Comment Letter”), to Columbia Laboratories, Inc. (hereinafter “Columbia,” the “Company,” “we,” “us,” or “our”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) commenting on our From 10-K for the Fiscal Year Ended December 31, 2009, Form 10-Q/A for the Quarterly Period Ended March 31, 2010, Form 10-Q for the Quarterly Period Ended June 30, 2010, and Current Report on Form 8-K, filed May 18, 2010.

Each comment by the Staff in the Comment Letter is set forth in italics below, followed immediately by the Company’s corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2009
Operations, Page 7

1.           We note that you are substantially dependent on Lubrizol, Inc., the only supplier of the polymer used in your BDS-based products. Please provide draft disclosure to be included in future filings in which you describe all material terms of your agreement with Lubrizol. Also, please file a copy of the agreement with Lubrizol as an exhibit, or provide us with a detailed analysis supporting the conclusion that you are not required to do so.

Response:  The Company purchases polycarbophil from Lubrizol, Inc. from time to time pursuant to individual purchase orders.  We do not have any other agreement with Lubrizol.  Accordingly, the Company respectfully submits that there are no agreements to be filed or terms to be disclosed.
We call the Staff’s attention to the following risk factor related to our dependence on a single supplier for polycarbophil, which appears under Item 1A. Risk Factors in our Form 10-K:

We are dependent on third-party suppliers of raw materials for our products, the loss of whom could impair our ability to manufacture and sell our products.

Medical grade, cross-linked polycarbophil, the polymer used in our BDS-based products is currently available from only one supplier, Lubrizol, Inc., or Lubrizol. We believe that Lubrizol will supply as much of the material as we require because our products rank among the highest value-added uses of the polymer. In the event that Lubrizol cannot or will not supply enough of the product to satisfy our needs, we will be required to seek alternative sources of polycarbophil. An alternative source of polycarbophil may not be available on satisfactory terms or at all, which would impair our ability to manufacture and sell our products.

We propose to add the following disclosure to this risk factor in future filings:

While we purchase polycarbophil from Lubrizol, Inc. from time to time, we do not have an agreement with them concerning future purchases.  The Company’s policy is to have in inventory at least a 12 month supply of polycarbophil.

Licensing and Development Agreements
Merck Serono S.A., page 13

2.           Please provide draft disclosure to be included in future filings in which you describe all the material terms of your license and supply agreement with Merck Serono, including price and payment terms, and term and termination provisions. We note that you renewed this agreement in May 2010.

Response: We propose to include the following disclosure in future filings concerning our license and supply agreement with Merck Serono:

Effective May 19, 2010, the Company’s wholly owned subsidiary, Columbia Laboratories (Bermuda) Ltd., renewed its license and supply agreement with Ares Trading, S.A., an affiliate of Merck Serono S.A. (“Merck Serono”) under which Merck Serono is granted an exclusive license to our CRINONE (progesterone gel) products outside the United States. Our relationship with Merck Serono dates from 1999, and, unless further renewed, the supply agreement expires on May 19, 2015. Also, with the 2010 renewal, the Company agreed to assign its CRINONE trademark registrations outside the United States to Merck Serono. The Company owns and remains responsible for all proceedings relating to the patents on the product outside the United States, which patents will expire in September 2014.

Under the agreement, the Company is the exclusive supplier of CRINONE to Merck Serono.  There is a forecasting and ordering procedure under which Merck Serono must provide the Company with a rolling 18-month forecast of Merck Serono's requirements of product for each country in which the product is marketed. The first four months of each forecast are firm orders. The Company is required to supply to Merck Serono all of its requirements of the product before supplying the Company’s own requirements or that of any licensee of the Company in the United States, including Watson Pharmaceuticals, Inc.

The purchase price to Merck Serono for CRINONE is determined on a country-by-country basis and is the greater of (i) thirty percent (30%) of the net selling price in the country, or (ii) Columbia’s direct manufacturing cost plus 20%. Certain quantity discounts apply to annual purchases over 10 million, 20 million, and 30 million units. The Company supplies promotional samples at the Company's direct manufacturing cost. If, at the end of the supply term, the parties cannot agree upon mutually acceptable terms for renewal of the supply arrangement, Merck Serono may elect to retain a license to the product and be entitled to manufacture the product.  In such event Merck Serono is obligated to pay the Company royalties, on a country-by-country basis, of fifteen percent (15%) of net sales, which royalty rate is reduced to seven percent (7%) of net sales if the licensed patents in such country have expired or a third-party vaginally-administered progesterone product approved in such country captures fifteen percent (15%) or more of the sales of the product in such country until May 21, 2015, and thereafter a royalty of two percent (2%) of net sales in such country until May 21, 2020. Thereafter Merck Serono will have an irrevocable fully paid up license to the product in such country.

Under the agreement, each party is responsible for new clinical trials and government registrations in its territory and the parties are obligated to consult from time to time regarding the studies. Each party agrees to promptly provide the other party the data from its studies free-of-charge. During the term of the agreement, the Company has agreed not to develop, license, manufacture or sell to another party outside the United States any product for the vaginal delivery of progesterone or progestational agents for hormone replacement therapy or other indications where progesterone or progestational agents are commonly used.

The agreement is terminable prior to expiration of the term by either party upon breach or an insolvency event of the other party.

Patents, Trademarks and Proprietary Information, page 16

3.           Please provide proposed disclosure to be included in future filings about material foreign patents, including the nature of the product or project covered by such patents, jurisdictions in which you have patent protection and expiration dates of the patents.

Response: We propose to include the following disclosures in future filings concerning our material foreign patents:

Our licensees market STRIANT (testosterone buccal system) in the United Kingdom and Italy. We hold patents that expire in August 2019 on the product formulation around the world, including both European countries where it is marketed.

Merck Serono holds marketing authorizations for CRINONE in approximately 63 countries outside the United States. We hold patents that expire in May 2014 on the delivery system for the product in 30 of those countries, including most European countries, Canada and Mexico.

Compensation Discussion and Analysis

Risk Assessment, page 62

4.            We note your disclosure that the "Compensation Committee concluded that the Company's executive compensation program maintains an appropriate balance between risks and rewards, particularly in light of the actions taken by the Compensation Committee to help mitigate risk through the establishment of stock ownership guidelines." However, we also note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: We concluded that disclosure is not necessary for the following reasons. We reviewed our compensation policies and practices, including executive compensation programs, to evaluate the potential risks associated with these policies and practices.  We reviewed and discussed the findings with the Compensation Committee of the Board and determined that our compensation programs are designed with an appropriate balance of risk and reward, and do not encourage excessive or unnecessary risk-taking behavior.  As a result, we do not believe that risks relating to our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on the Company.

In conducting this review, we considered the following components of our program:

•	Mix of base salary, annual bonus opportunity, and long-term equity compensation, with performance based equity compensation opportunities for officers;

•	Balance between annual and longer-term performance opportunities;

•	Capped payout levels for both annual bonuses and performance based stock awards for our Named Executives – the Committee has discretion over incentive program payouts;

•	Alignment of annual and long-term incentives to ensure that the awards encourage consistent behaviors and achievable performance results;

•	Inclusion of non-financial metrics, such as quantitative and qualitative performance factors in determining compensation payouts;

•	Use of 7-year stock options and equity awards that vest over 4-years;

•
Generally providing senior executives with long-term equity-based compensation on an annual basis.  We believe that accumulating equity over a period of time encourages executives to take actions that promote long-term sustainability of the business; and

•
Stock ownership guidelines that are reasonable and align the interests of the executive officers with those of our shareholders. We believe this discourages executive officers from focusing on short-term results without regard for longer-term consequences.

2009 Annual Cash Incentive Bonus

5. We note that "[a]ctual payouts under the Incentive Plan are recommended by the Committee to the Board based on achievement of corporate goals, overall individual performance, and the broad discretion of the Committee and Board." We also note your disclosure of the Company's goals and results for 2009 and the Committee's assessments of goal achievements. Please confirm that in future filings you will also:

•	discuss the overall individual performance goals and the level of achievement for those goals; and

•
quantify, to the extent quantifiable, company and individual performance goals and the level of achievement of those goals (for example, targeted revenue and earnings before interest, taxes, depreciation, amortization, and stock compensation expense).

Response: We confirm that in future filings we will also discuss the overall individual performance goals and the level of achievement for those goals, and quantify, to the extent quantifiable, Company and individual performance goals and the level of achievement of those goals, except to the extent disclosure of such goals may be omitted in reliance on Instruction 4 to Item 402(b) of Regulation S-K because it would cause competitive harm to the Company, in which case we would disclose how difficult it would be for the executive or how likely it would be for the Company to achieve the undisclosed goal.

Consolidated Financial Statements
Consolidated Statements of Operations page F-6

6.           Please provide us proposed disclosure to include in your future filings that presents license and royalty revenues and their cost of revenue separately from product revenue and their costs of revenue. Refer to rule 5-03 1.and 2.of Regulation S-X.

Response: Our proposed disclosure in future filings that presents license and royalty revenues and their cost of revenue separately from product revenue and their costs of revenue appears below.

Income Statement Presentation	Presentation before Watson Transactions	Presentation after Watson Transactions (including reclassifying prior periods)

Net Product Revenues (including amounts from related parties: 2010 - $xxx; 2009 $0)		XXX

Royalties (including amounts from related parties: 2010 - $xxx; 2009 $0)		XXX

Other Revenues* (including amounts from related parties: 2010 - $xxx; 2009 $0)		XXX

Net Revenues	XXX	XXX

Cost of Product Revenues (including amounts for related parties: 2010 - $xxx; 2009 $0)	XXX	XXX

Gross Profit	XXX	XXX

* This category will include the amortization of the deferred revenue from the transactions with Watson Pharmaceuticals, Inc. (the “Watson Transactions”), that were described in our Current Report on Form 8-K filed on July 6, 2010.

(7) Shareholders' Equity

7.           In October 2009 you completed a registered offering of common stock and warrants. You classified the warrants within stockholders' equity. If sold in a registered offering, warrants should be classified as a liability since the company is either explicitly or implicitly obligated to deliver registered shares upon exercise and settlement of the warrant unless terms in the warrant agreement provide for settlement in unregistered shares. Tell us why under GAAP the warrants are not required to be classified as liabilities with changes in fair value recognized in the statement of operations.

Response: Section 2.1 of the warrant agreements contains a cashless exercise feature that explicitly provides for the Company to issue unregistered shares of the Company’s common stock to warrant holders who desire to exercise the warrants and sell the shares, but are not permitted to sell shares pursuant to the registration statement. The warrant agreements do not provide the holders with any right to put the warrants to the Company for cash, and the Company will not redeem the warrants for cash. Accordingly, the Company believes the warrants were properly recorded in equity in accordance with ASC 815-40.

Form 10-Q/A for the Quarterly Period Ended March 31, 2010
Item 1, Financial Statements
Notes to Condensed Consolidated Financial Statements
(6) Notes Payable

8.           Please tell us why you concluded that the potential for sale of substantially all of the assets of the company was remote at December 31, 2009 and, therefore, you assigned a nominal value to the embedded derivative at that date. In your response, provide us a chronology of the events leading up to December 31, 2009 that support your conclusion. Reconcile these events to the events described in the Definitive Proxy Statement filed on Schedule 14A on June 1, 2010. Tell us how your nominal value at December 31, 2009 complies with ASC 820-10.

Response: We assigned a nominal value to the embedded derivative as of December 31, 2009, because the likelihood of closing the Watson Transactions was very low at that time. Under the terms of our convertible subordinate notes (the “Notes”) in effect at that time, the Watson Transactions would have triggered the Note holders’ right to “put” the Notes to us at full face value.  As noted in the Definitive Proxy Statement dated June 1, 2010, at a meeting of the Board of Directors on January 8, 2010, this issue was discussed.  We stated that, absent an amendment to the Note agreements, which would require approval of holders of 75% of the outstanding Notes, “we would not have sufficient liquidity to satisfy our debt obligations.” Therefore, the board decided not to enter into the Watson Transactions until such amendment could be obtained. In a meeting of the board on February 17, 2010 it was noted that two of the Note holders with a combined ownership of 30% would not go forward with the terms of the proposed amendment. The board decided once again that it should not approve the Watson Transactions until we had obtained approval of 75% of the Note holders. The board authorized management to continue negotiations with the Note holders. On February 21, 2010, we successfully concluded negotiations with the Note holders.

On February 22, 2010,Watson informed us that it would not enter into the transaction with us if we engaged in the agreement with the Note holders on the terms as negotiated.

It should also be noted that, as of December 31, 2009, the Watson Transactions were very speculative.  In fact, we were in the very early stages of negotiating the transaction documents with Watson at that time.

It was not until March 3, 2010, that we concluded negotiations satisfactory to the Note holders, Watson and us. As a result, the embedded derivative became probable and was initially recognized in the first quarter of 2010.

9.            Tell us why you continued to reflect a liability for the embedded derivative subsequent to the March 3, 2010 amendment to the Notes that eliminated the right of any holder of the Notes to cause the Company to redeem the Notes by virtue of the Watson Transactions.

Response: While we had agreement in principle to redeem the notes for the negotiated consideration (cash, common stock and warrants) as of March 3, 2010, it was contingent upon closing the Watson Transactions. Those transactions were further contingent on the approval of our shareholders.   Because the Notes were neither modified nor extinguished on March 3, 2010, the liability for the embedded derivative was reflected at March 31, 2010 and June 30, 2010.    However, the Company assessed the likelihood of the Watson Transactions or another transaction similar to the Watson Transactions, to close as probable and therefore recorded a liability related to the embedded derivative put feature.

10.            Please explain your statement "If the notes remain outstanding, the value of the embedded derivative will fluctuate in future periods based on any changes in the fair value of the Consideration and the carrying value of the notes" as it is not clear why the carrying value of the Notes would affect the value of the embedded derivative considering that Notes reflect a discount for unamortized original issue discount and beneficial conversion feature. Tell us how the fair value you recorded at March 31 and June 30, 2010 for the embedded derivative complies with ASC 820-10.

Response: The Company reached agreement with the holders of the Notes on March 3, 2010 (contingent on closing the Watson Transactions) to settle their right to put the Notes back to the Company for a combination of cash, stock and warrants.  The Company assessed the likelihood of the embedded put feature being triggered as of March 31, 2010, and June 30, 2010, as probable because of the Company’s plans to enter into a transaction with either Watson or another company.  Thus, the Company concluded the derivative had to be valued.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company determined that based on the high probability of a transaction occurring, a market participant would value the Notes at the fair value of the consideration to paid.  Accordingly the Company calculated the value of the put feature to be the difference between the fair value of the consideration to be paid (based on the closing of the Watson Transactions) and the carrying value of the Notes at each measurement date.

Item  4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

11.            On July 26, 2010 you determined that in calculating the value of an embedded derivative you understated value of the Consideration given by $3,066,490. As a result you have re-evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of March 31, 2010 and have concluded that your disclosure controls and procedures were not effective. You state that you placed increased scrutiny on the financial reporting controls which included evaluation of an embedded derivative. Revise your disclosures to discuss when the error was discovered and the circumstances that led to the discovery of the error. Please provide us draft disclosure to be included in an amendment to your March 31, 2010 Form 10-Q to discuss:

• any internal control deficiencies that allowed the misapplication of some accounting provisions to prevail over time;

• whether and how you changed your controls and procedures as a result of the restatement;

• the procedures that you have established or will be establishing and the time frame in which these procedures will be implemented; and

• the party or parties responsible, for creating and implementing these procedures.

Response: The control, which required the corporate controller to complete the calculation and for the Chief Financial Officer to review it, was in place.  The error was a simple calculation error (math error) that was not detected.   Because of the error, we concluded that our disclosure controls and procedures were not effective as of March 31, 2010. With the error corrected, upon further review we concluded that our controls were effective and that no additional changes in controls or procedures were warranted.  We note also that the date the error was discovered was disclosed in the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2010.  For the foregoing reasons, we respectfully submit that no further amendment of the 10-Q is warranted.

Form 10-Q for the Quarterly Period ended June 30, 2010

 (6) Financing Agreements, Watson Note

12.            You disclose that under certain circumstances the Watson Note would accelerate and you would be required to repay all amounts due plus interest. Please tell us your consideration of the applicability of the provisions of ASC 815-15-25 to this feature.

Response: We concluded that the embedded derivative had a nominal value as of June 30, 2010, because it would only be triggered if we closed a transaction other than the Watson Transactions, and the Company had no reason to believe the Watson Transactions would not close. Moreover, on June 30, we knew that proxies representing more than a majority of the shares entitled to vote had already been received in advance of the special meeting and were voted in favor of approving the Watson Transactions and the likelihood of their changing prior to the meeting on July 1, 2010, was remote.  Thus the zero value of the embedded derivative was confirmed.

Item 4 Controls and Procedures
Evaluation of Disclosure Controls and Procedures

13.            Please tell us how your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective at June 30, 2010, given that your disclosure controls and procedures were assessed as not effective at the end of March 31, 2010 and you report no change in your internal control over financial reporting during the period ended on June 30, 2010.

Response: As noted in the response to item 11, management discovered the simple calculation error while in the process of updating the accounts as part of the accounting close for the second quarter of 2010. With the error corrected, we concluded that our controls were, in fact, effective as of March 31, 2010.  Therefore, there were no changes in internal control during the period ended June 30, 2010 and management concluded that our disclosure controls and procedures were effective as of such date.

Current Report on Form 8-K. filed May 18. 2010

14.           We note that Exhibit 10.1 omits Schedules A through G. Please amend your report to file a complete version of Exhibit 10.1, including all schedules.

Response: We believe that Exhibit 10.1, as filed, gives an investor a full and complete understanding of the material terms of the agreement.  Nevertheless, we will refile a complete version of the agreement, including all schedules.

*   *   *   *   *   *
In connection with the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please call the undersigned at (973) 486-8860 if we can be of further assistance.

Sincerely,

/S/ Lawrence A. Gyenes
Lawrence A. Gyenes
Senior Vice President, Chief Financial Officer, & Treasurer